October 1, 2009

Mail Stop 3561

John Dean Harper
President and Director
Tone in Twenty
4301 S. Valley View Ave, Suite 20
Las Vegas, NV 89103

RE: Tone in Twenty
File No. 000-53166
Form 8-K: Filed August 28, 2009

Dear Mr. Harper:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Patrick Kuhn
Staff Accountant